150 years with you

04030144

Standard Chartered

19 April 2004

Direct telephone 0044 (0) 20 7280 6123
Fax 0044 (0) 20 7280 7112

Email sarah.williams@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington
DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 13 2004
WASH. D.C. 155 SECTION

Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Sarah J Williams

Sarah Williams
Company Secretarial Assistant

5/17

Standard Chartered Bank
Group Secretary's Department
1 Aldermanbury Square
London EC2V 7SB

Tel +44 (0)20 7280 7500
Fax+44 (0)20 7280 7112

www.standardchartered.com

150 years with you

Standard Chartered

19 April 2004

Direct telephone 0044 (0) 20 7280 6123
Fax 0044 (0) 20 7280 7112

Email sarah.williams@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington
DC 20549

Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

Sarah J Williams

Sarah Williams
Company Secretarial Assistant

Standard Chartered Bank
Group Secretary's Department
1 Aldermanbury Square
London EC2V 7SB

Tel +44 (0)20 7280 7500
Fax+44 (0)20 7280 7112

www.standardchartered.com

Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

SEC MAIL PROCESSING RECEIVED
MAY 13 2004
WASH DC 155 SECTION

Company Number	966425
Company Name in full	Standard Chartered PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	15	03	2004
† Date of Birth	04	11	1950

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	James Frederick Trevor
Surname	Dundas
Previous forename(s)	
Previous surname(s)	
Usual residential address	16 Norland Square
Post town	London
Postcode	W11 4PX
County / Region	
Country	United Kingdom
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 17/3/2004

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 17-03-2004

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Name James Frederick Trevor Dundas

Company Name	Resignation
British Property Federation	30/06/2003
J Sainsbury PLC	
MacMillan Cancer Relief	
MEPC Limited	30/06/2003
MEPC North American Properties Limited	30/06/2003
MEPC UK Holdings Limited	30/06/2003
MEPC UK Limited	30/06/2003

OFFICE OF FAIR TRADING

Notification of changes to information held on the Public Register

Information for the Public Register

The information that you give in Parts 1 and 2 will appear on the Public Register. This means that anyone can see this information.

When to use this form

- **Use this form to tell us about**
  - new addresses
  - a change of people involved in the business.

  You do not have to pay a fee for these changes. Your licence will not need to be amended.

  You must tell us about changes within 21 working days after the date of the change. If you do not do this, you will be committing an offence.

- **Do not use this form if you want to vary**
  - name of the licence holder
  - trading names
  - categories of business activity.

  Use form **CC15** *Application to vary a Consumer Credit Licence.* You must pay a fee to vary your licence.

- **Do not use this form to tell us about**
  - changes to a company controller.

  Use form **CC12** *Notification of changes to company controllers.* You do not have to pay a fee.

Please use black ink and write in CAPITALS.

Part 1 About the licence holder

1 Licence number
This number is on your licence in the top right-hand corner.

168001

2 Licence holder
This name is on your licence in the upper left-hand corner.

Standard Chartered PLC

Your date of birth if you are a sole trader

Day	Month	Year

3 Main place of business in the United Kingdom (UK)
Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND
Postcode	EC2V 7SB

Your application may be delayed if you do not give the correct postcode.

4 Registered office address
if you are a company. Please give your **current** address. This may not be the address that is printed on your licence.

No, road/street	1 ALDERMANBURY SQUARE
Village/district	
Town/city	LONDON
County	ENGLAND
Postcode	EC2V 7SB

5 Correspondence address
if this is different from your main place of business

No, road/street	GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC
Village/district	1 ALDERMANBURY SQUARE
Town/city	LONDON
County	
Postcode	EC2V 7SB

Part 2 Changes to people involved in the business

6. Changes to a partnership, company or other organisation
Please tick the box that applies to you.

Sole trader ☐ You cannot add other people to your licence or transfer your licence to someone else. If you want to do this, you must apply for a new licence. Use form **CC1** *Application for a Customer Credit licence*.

Partnership ☐ Tell us about a change of partners.
If partners have left a partnership of 5 or fewer people, please send
- confirmation from them that they are no longer involved in the licensed business, or
- a statement from the remaining partner(s) that they are continuing in/with the licensed business.

Company ☒ Tell us about a change of directors or company secretary

Other organisation ☐ Tell us about a change of people who run the organisation

New people

Surname	Other names in full	Position	Date of birth (Day / Month / Year)
Dundas	James Frederick Trevor	Director	04 / 11 / 50

People who have left

Surname	Other names in full	Position	Date of birth (Day / Month / Year)

If you need more space, tick this box. ☐
Please continue on a separate sheet.

7. Has any new person named in question 6 of this form ever applied for a consumer credit licence in the past?
If anyone was a partner in a partnership or a director or controller of a company that applied for a licence, tick **Yes**.
If a licence was applied for but not obtained, still tick **Yes**.

No ☐
Yes ☐

Full name of applicant

Licence number or application number
This is on the licence or application papers.

Confidential extra information

We need extra information about the new people named in question 6 of this form to help us decide whether you are still fit to have a Consumer Credit Licence. This extra information is confidential. It will not appear on the Public Register. If you need more space for any answers use Part 4. Or continue on a separate sheet, clearly identifying the question number.

Part 3 About new people, including new partnerships or companies

8 **Has any new person named in question 6 of this form ever had or used a different personal name?**
This might be a surname before marriage or a change by deedpoll.

No [X]
Yes [ ] Give details of name changes

Present surname	Present other names in full

Previous surname	Previous other names in full

Present surname	Present other names in full

Previous surname	Previous other names in full

9 **Has any new person named in question 6 of this form had any county court judgements made against them in the last 3 years?**
In Scotland these judgements are made by *sheriff's courts.*

No [X]
Yes [ ]

Judgement against the name of	Number of Judgements

We may write to you for more information.

10 **Has any new person named in question 6 of this form been a director or secretary or controller of any company in the last 3 years that has**
- **gone into liquidation**
- **called in a receiver**
- **been wound up?**

If any company named on this form has gone into liquidation or called in a receiver or been wound up in the last 3 years, tick **Yes**.

No [X]
Yes [ ]

Surname

Other names in full

Company name

Please send a copy of the liquidator's report and the full Statement of Affairs, listing all creditors.

11 **Is any new person named in question 6 of this form an undischarged bankrupt or been declared bankrupt in the last 5 years?**
If an Administration Order has been applied for, still tick **Yes**. In Scotland bankruptcy is called *having your estate sequestrated.*

No [X]
Yes [ ]

Surname

Other names in full

If the bankruptcy or sequestration is discharged, please send a copy of the Certificate of Discharge

Part 3 About new people *(continued)*

Please read the notes carefully before completing question 12

12 Has any new person named in question 6 of this form ever been convicted of any offence, or been a partner in a partnership or a director, secretary or controller of a company or an officer of any other organisation which has been convicted of an offence?

If a partnership or company named in this form was convicted of an offence, still tick **Yes**.

You do **not** need to tell us about

- any company that was convicted more than 10 years ago
- spent convictions under the *Rehabilitation of Offenders Act.*

The law about this is complex. It is **your** responsibility to check whether convictions are spent. If you are not sure, get legal advice. Or tell us about them anyway.

No [X]
Yes [ ]

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day | Month | Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day | Month | Year

Surname

Other names in full

Name of company, partnership, other organisation
if applicable

Court name

Full details of offence, fines and sentence

Date of conviction

Day | Month | Year

Part 4 Other information

13 You can use this space to give more information

- Please tick the question numbers opposite to tell us which questions you are giving more information about.
- Write the Part number and the question number next to your answers.
- Use the same format for your answers as in the main part of this form.

Question	8	9	10	11	12
	☐	☐	☐	☐	☐

Part 5 Checklist

14 Documents you are sending
Check that you are sending any documents that we have asked for. Please tick the documents you are sending.

Statement about partners' roles ☐
if partners have left

Statement of Affairs listing unsecured creditors ☐
if a company has gone into liquidation or called in a receiver or been wound up in the last 3 years

A copy of the Certificate of Discharge ☐
if bankruptcy or sequestration has been discharged

A copy of the Certificate of Satisfaction ☐
if a county court judgement is satisfied

A copy of the 'F' Registration document ☐
if you are a foreign-based company with an established place of business in the UK

Part 6 Declaration and signature

Please make sure that you read and understand each part of this declaration.

I understand

- that I am responsible for all the information that I have given on this form, including information about other people
- that if I give any information that is false or misleading, and I do this knowingly or recklessly, I will be committing a criminal offence, and my licence may be revoked.

I confirm

- that anyone named in this form who needs to be authorised under any Acts, has obtained the necessary authorisation. Examples of these Acts are
  - Banking Act 1987
  - Credit Unions Act 1979
  - Insurance Brokers Registration Act 1977
  - Financial Services Act 1986.

I declare

- that the information I have given on this form is true and complete.

I understand

- that this form will not be accepted if any sections have been amended - this applies to the question, not the answer.

Full name of person signing the form

DAVID JOHN BRIMACOMBE

Position in the business

Sole trader	☐
Partner in a partnership, or sole remaining partner	☐
Company director or company secretary	X
Person authorised to accept documents in the UK for a foreign-based company	☐
Person involved in the running of any other organisation	☐
None of the above	☐

You need a letter of authorisation to sign this form.

Daytime phone number

020 7280 7169

Signature

Date

Day	Month	Year
1 0	0 3	0 4

Part 7 Where to send this form

Before you send this form back, please check

- that you have changed the right details
- that you have answered all the questions that apply to you. And if you have given information about other people, make sure that you have answered all the questions on the form that apply to them
- that you have signed the form.

If you have missed any questions, we will have to send the form back to you to complete.

Send this form and your documents to

Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
London W5 2BS

Part 8 What happens next

The changes that you have told us about in this form will be noted on our records but your licence does not need to be amended. You can carry on trading as normal. We will write to tell you when the changes have been entered on the Public Register. If we need any more information we will get in touch with you.

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Company Name/TIDM: STANDARD

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Released: Today

From: 17 Dec 2003

To: 14 Apr 2004 Go

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Search Results

Displayed 1-15 of **36** announcements

Company	RNS Headline	Time/Date	Price	Source
Standard Chrtrd Bank	FRN Variable Rate Fix	09:39 14 Apr 2004	45JQ	BZN
Standard Chartered PLC	2003 Final Dividend Document	17:28 30 Mar 2004	STAN	RNS
Standard Chartered PLC	Notice of AGM 2004	17:21 30 Mar 2004	STAN	RNS
Standard Chartered PLC	Holding(s) in Company	16:01 24 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	12:57 22 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	10:16 19 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	10:21 18 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	14:45 17 Mar 2004	STAN	RNS

Standard Chartered PLC	Director Shareholding	09:38 16 Mar 2004	STAN	RNS
Standard Chrtrd PLC	FRN Variable Rate Fix	18:14 15 Mar 2004	STAN	BZN
Standard Chartered PLC	Director Shareholding	11:11 15 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	10:57 12 Mar 2004	STAN	RNS
Standard Chartered PLC	Director's Details	12:24 10 Mar 2004	STAN	RNS
Standard Chartered PLC	Directorate Change	09:07 08 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	16:01 05 Mar 2004	STAN	RNS

Search Results RNS Reach

Company	RNS Reach Headline	Time/Date	Price				Source
There are no RNS Reach results for this search							

End ▸ Next ▸

Click here to download the RNS Registration Form. Completion of this form provides announcement issuers with access to the full range of RNS investor and market communication services.

All announcements are published on this website in real time. Access to the RNS publishing website and all information contained within is subject to the disclaimer and User Agreement (updated January 2002). *Click here for a reminder. Access to this service is confirmation that you have understood and accepted these terms.*

♣ The club symbol identifies companies for whom we distribute annual reports - free of charge to you. Simply click on the club symbol for the reports(s) *you want, enter your contact details and we'll send them out to you.*

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Company Name/TIDM: STANDARD

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Released: Today

From: 17 Dec 2003

To: 14 Apr 2004 Go

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Headline Groups

- FINANCIAL STATEMENTS
- OPERATIONS UPDATE
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- DIRECTORS' DEALINGS
- RAISING CAPITAL
- UPCOMING RESULTS

Search Results

Displayed 16-30 of **36** announcements

Company	RNS Headline	Time/Date	Price	Source
Standard Chartered PLC	Director Shareholding	15:55 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	15:53 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	15:50 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	15:44 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	15:41 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	15:37 05 Mar 2004	STAN	RNS
Standard Chartered PLC	Doc re. Report and Accounts	15:40 03 Mar 2004	STAN	RNS
Standard Chartered PLC	Holding(s) in Company	16:47 02 Mar 2004	STAN	RNS

Standard Chartered PLC	Holding(s) in Company	12:31 02 Mar 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	11:51 01 Mar 2004	STAN	RNS
Standard Chartered PLC	Final Results	08:13 18 Feb 2004	STAN	RNS
Standard Chrtrd PLC	FRN Variable Rate Fix	11:44 13 Feb 2004	STAN	BZN
Standard Chartered PLC	Directorate Change	15:11 09 Feb 2004	STAN	RNS
Standard Chrtrd Bank	FRN Variable Rate Fix	17:46 19 Jan 2004	45JQ	BZN
Standard Chrtrd PLC	FRN Variable Rate Fix	10:52 15 Jan 2004	STAN	BZN

Search Results RNS Reach

Company	RNS Reach Headline	Time/Date	Price	Source

There are no RNS Reach results for this search

‹ Start/End ›   ‹ Back/Next ›

Click here to download the RNS Registration Form. Completion of this form provides announcement issuers with access to the full range of RNS investor and market communication services.

All announcements are published on this website in real time. Access to the RNS publishing website and all information contained within is subject to the disclaimer and User Agreement (updated January 2002). Click here for a reminder. Access to this service is confirmation that you have understood and accepted these terms.

♣ The club symbol identifies companies for whom we distribute annual reports - free of charge to you. Simply click on the club symbol for the reports(s) you want, enter your contact details and we'll send them out to you.



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Company Name/TIDM: STANDARD

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Released: Today

From: 17 Dec 2003

To: 14 Apr 2004 Go

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- TOP 5 PRICE RISERS
- TOP 5 PRICE FALLERS
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Headline Groups

- FINANCIAL STATEMENTS
- OPERATIONS UPDATE
- MERGERS & ACQUISITIONS
- DIRECTORS' DEALINGS
- RAISING CAPITAL
- UPCOMING RESULTS

Search Results

Displayed 31-36 of **36** announcements

Company	RNS Headline	Time/Date	Price	Source
Standard Chrtrd PLC	FRN Variable Rate Fix	10:43 15 Jan 2004	STAN	BZN ✓
Standard Chartered PLC	Incorporation in Hong Kong	08:25 15 Jan 2004	STAN	RNS
Standard Chrtrd Bank	FRN Variable Rate Fix	07:05 14 Jan 2004	45JQ	BZN
Standard Chartered PLC	Disposal	11:30 08 Jan 2004	STAN	RNS
Standard Chartered PLC	Director Shareholding	14:38 07 Jan 2004	STAN	RNS
Standard Chrtrd PLC	FRN Variable Rate Fix	18:25 18 Dec 2003	STAN	BZN

Search Results RNS Reach

London STOCK EXCHANGE

http://www.londonstockexchange.com/
This report generated 14 April 2004.

New search | Print

STAND.CHART. (STAN) at 13:08

Security long name: STANDARD CHARTERED PLC ORD USD0.50

	Cur	Bid	Offer	Price	Change	Chg%	High	Low	Volume	Last closing price
▼	GBX	905.00	905.50	906.00	-7.50	-0.82	912.50	905.00	1798417	913.50

Share price performance in the last 12 months

(Data updated to 13 April 2004)
Source: Thomson Financial


Rebased closing price
980
960
940
920
900
880
860
840
820
800
780
760
740
720
700
680
660
640
May03
Jun03
Jul03
Aug03
Sep03
Oct03
Nov03
Dec03
Jan04
Feb04
Mar04
Apr04

STANDARD CHARTERED | One Month

FTSE

FTSE Sector

FTSE Index

Share price movement in the last 30 days

(Data updated to 13 April 2004)
Source: Thomson Financial


945
940
935
930
925
920
915
910
905
900
895
890
885
Share price (pence)
Mar15 16 17 18 19 22 23 24 25 26 29 30 31 Apr1 2 5 6 7 8 13
Intra-Day Movement
Closing Price

Number of trades last 12 months

(Data from March 03 to February 04)
Source: London Stock Exchange


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Number of Trades (bar graph)
100
90
80
70
60
50
40
30
20
10
0
Order Book % (line graph)
Mar03 Apr03 May03 Jun03 Jul03 Aug03 Sep03 Oct03 Nov03 Dec03 Jan04 Feb04
Number of Trades
Order Book %

Value traded last 12 months

(Data from March 03 to February 04)
Source: Thomson Financial



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
£'m Trading Value (bar graph)
100
90
80
70
60
50
40
30
20
10
0
Order Book % (line graph)
Mar03
Apr03
May03
Jun03
Jul03
Aug03
Sep03
Oct03
Nov03
Dec03
Jan04
Feb04
Trading Value
Order Book %

Last 5 RNS announcements (last six months)

Company	Headline	Released
Standard Chartered PLC	2003 Final Dividend Document	30/03/2004 17:28:35
	Notice of AGM 2004	30/03/2004 17:21:26
	Holding(s) in Company	24/03/2004 16:01:50
	Director Shareholding	22/03/2004 12:57:04
	Director Shareholding	19/03/2004 10:16:00

STAND.CHART. (STAN) at 13:08

Last 5 trades	Price	Volume	Trade value (£)	Type	Date	Time
1	906.00	2908	26346	A	14-APR-2004	13:06:15
2	905.26	143	1295	O	14-APR-2004	13:05:00
3	905.00	347	3140	A	14-APR-2004	13:01:52
4	905.00	51	462	A	14-APR-2004	13:00:19
5	905.00	413	3738	A	14-APR-2004	13:00:19

Results of opening auction
Price 0.00 Volume 0

Results of closing auction
Price 0.00 Volume 0

<u>Special conditions</u>
X dividend

<u>Period name</u>
OBT

Trading information

Country code:	GB	**Country of register:**	Great Britain (UK)
ISIN:	GB0004082847	**SEDOL:**	0408284
Segment:	SET1	**Normal market size:**	100000

STANDARD CHARTERED company information (at 27/2/2004)

Sub-sector:	Banks	**techMARK:**	-
Company URL:	http://www.standardchartered.com	**Trading system:**	SETS
Company address:	1 Aldermanbury Square, London EC2V 7SB, United Kingdom	**Market capitalisation (£m):**	10,894.30
		Listing Date:	2/2/1970
Country:	UK		
Market:	UK Listed		

You can purchase an Individual Turnover Report on all equity and fixed interest securities as well as London listed and AIM securities. The reports illustrate the number of shares traded in a particular stock and their total value over a chosen time period.

<u>Trade Type Key:</u>

A Automatic Trade a Average Price B Broker to Broker c Correction

C Currency Conversion	E Result of Exercising Option	F NonRisk Trade	G Bargain Conditions Apply
K Block Trade	L Late Reported Trade	M Market Maker to Market Maker	N Nonprotected Portfolio
O Ordinary	o Overnight Trade	P Protected Portfolio	p Protection Applied
Q SEAQ Trade	R Riskless Principal	r Risk Trade	S Result of Stock Swap
T Single Protected Trade	t Contra Trade	U Uncrossing Trade	W Worked Principal Trade
X Cross			

Notes:

Why is a dash ("-") sometimes displayed for the price, change, percentage change, high and low?
For SETS securities the price is the last Automatic Trade (Type A) price or the last Uncrossing Trade (Type U) price as a result of a SETS auction. If there has been no automatic trade or uncrossing trade as a result of an auction this field will be populated with a dash. In this instance, for an indicative representation of the price of this security please refer to the last 5 trade prices, the bid and offer prices and the last closing price. In a similar fashion, if there has been no automatic trade or auction uncrossing trade the change, percentage change, high and low will also be populated with a dash.

Why is a dash ("-") sometimes displayed for the cumulative volume of some securities?
A dash is used to identify the cumulative volume for most illiquid securities, and means that there has been no reported trades for that particular security (i.e. a cumulative trading volume of zero).

Notes on International Securities:

International securities (identified as securities residing in the OINT, EULQ, LSTD, NLLD, IOB and INTR market segments) can open and close at different times to the other securities available on the delayed prices service. In addition, national holidays also vary in different countries so some data may not be available. Please consult the special conditions field to see the status of the security
(e.g. "Security closed"). When an international security is closed the closing bid and offer will be displayed but the price, change and high/low fields will be populated with dashes. Please also note that some data is not available for international securities as trade reports are not required for some international stocks.

Please note that a country code of ZZ denotes that this instrument is a bearer stock with no specific country of origin.

All share prices are delayed by at least 15 minutes.

FILE NO. 825188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	2003 Final Dividend Document
Released	17:28 30 Mar 2004
Number	1318X

Copies of the Standard Chartered PLC 2003 Final Dividend have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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FILE NO. 82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Notice of AGM 2004
Released	17:21 30 Mar 2004
Number	1313X

Copies of the Standard Chartered PLC Notice of Annual General Meeting 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:01 24 Mar 2004
Number	8996W

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**	2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **THE SHAREHOLDER NAMED IN 2 AND ITS FOUR AFFILIATES, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL LIMITED AND CAPITAL GUARDIAN TRUST COMPANY**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LIST**

5. Number of shares/amounts of stock acquired **14,320,689**	6. Percentage of issued class **1.1%**	7. Number of shares/ amounts of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF USD0.50 EACH**	10. Date of transaction **22 MARCH 2004**	11. Date company informed **24 MARCH 2004**
12. Total holding following this notification **53,798,237**	13. Total percentage holding of issued class following this notification **4.58%**	

14. Any additional information **N/A**	15. Name of contact and telephone number for queries **SHARON O'DONOVAN 020 7280 7110**
16. Name and signature of authorised company official responsible for making this notification .... **JULIE BAMFORD**	

DEPUTY GROUP SECRETARY

Date of notification: **24 MARCH 2004**

Capital International S.A.

Registered Holders	Shares
State Street Nominees Limited	8,600
Chase Nominees Limited	1,772,076
Midland Bank PLC	221,884
Barclays Bank	237,500
Pictet & Cie, Geneva	9,500
Citibank London	10,800
Brown Bros.	46,100
Nortrust Nominees	11,500
Morgan Stanley	18,000
Royal Bank of Scotland	156,900
JP Morgan	583,818
State Street Bank & Trust Co.	69,600
National Westminster Bank	43,200
Lloyds Bank	47,400
RBSTB Nominees Limited	31,500
Citibank NA	27,000
Deutsche Bank AG	15,200
HSBC Bank PLC	159,600
	3,470,178

Capital International, Inc

Registered Holders	Shares
State Street Nominees Limited	1,900,283
Bank of New York Nominees	571,557
Northern Trust	28,500
Chase Nominees Limited	1,974,946
Midland Bank PLC	103,600
Deutsche Bank Mannheim	23,800
Bankers Trust	24,800
Citibank London	74,500
Nortrust Nominees	515,900
Royal Bank of Scotland	154,900
State Street Bank & Trust Co.	367,915
RBSTB Nominees Limited	26,000
Citibank NA	276,297
HSBC Bank PLC	142,031
JP Morgan Chase Bank	131,100
	6,316,129

Capital International Limited

Registered Holders	Shares
State Street Nominees Limited	401,900
Bank of New York Nominees	2,672,029
Northern Trust	286,801
Chase Nominees Limited	1,401,277
Midland Bank PLC	49,400

Bankers Trust	214,700
Barclays Bank	49,200
Citibank London	149,000
Morgan Guaranty	116,400
Nortrust Nominees	1,575,020
Royal Bank of Scotland	292,700
State Street Bank & Trust Co	357,800
Deutsche Bank AG	691,100
HSBC Bank PLC	343,500
Mellon Bank NA	38,293
KAS UK	30,500
Mellon Nominees (UK) Limited	177,600
Bank One London	42,600
Clydesdale Bank PLC	41,100
	8,930,920

Capital Guardian Trust Company

Registered Holders	Shares
State Street Nominees Limited	5,403,900
Bank of New York Nominees	1,036,558
Chase Nominees Limited	15,362,583
BT Globenet Nominees Limited	426,298
Midland Bank PLC	4,932,640
Cede & Co.	5,600
Deutsche Bank Mannheim	900
Bankers Trust	1,439,500
Barclays Bank	227,200
Citibank London	108,700
Nortrust Nominees Limited	4,830,851
Royal Bank of Scotland	43,200
MSS Nominees Limited	39,000
State Street Bank & Trust Co.	27,200
RBSTB Nominees Ltd.	1,700
Deutsche Bank AG	2,200
HSBC Bank PLC	3,680
Mellon Bank NA	85,700
ROY Nominees Limited	35,600
Mellon Nominees (UK) Limited	1,036,200
HSBC	28,000
JP Morgan Chase Bank	3,800
	35,081,010

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:57 22 Mar 2004
Number	7842W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

790,510

8) Percentage of issued class:

0.0673%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

917.8750p

13) Date of transaction:

19 March 2004

14) Date company informed:

22 March 2004

15) Total holding following this notification:

16,773,812

16) Total percentage holding of issued class following this notification

1. 4277%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 22 March 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	10:16 19 Mar 2004
Number	7162W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

2,009,775

8) Percentage of issued class:

0.1711%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

931.0345p

13) Date of transaction:

18 March 2004

14) Date company informed:

18 March 2004

15) Total holding following this notification:

16,051,167

16) Total percentage holding of issued class following this notification

1. 3662%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 19 March 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	10:21 18 Mar 2004
Number	6695W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

1,000,000

8) Percentage of issued class:

0.0851%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

935.1089p

13) Date of transaction:

17 March 2004

14) Date company informed:

18 March 2004

15) Total holding following this notification:

14,041,392

16) Total percentage holding of issued class following this notification

1. 1951%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 18 March 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	14:45 17 Mar 2004
Number	6429W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

918,450

8) Percentage of issued class:

0.0782%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

927.8353p

13) Date of transaction:

16 March 2004

14) Date company informed:

17 March 2004

15) Total holding following this notification:

13,041,392

16) Total percentage holding of issued class following this notification

1.1100%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 17 March 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	09:38 16 Mar 2004
Number	5750W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

1,445,555

8) Percentage of issued class:

0.1230%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

925.8584p

13) Date of transaction:

15 March 2004

14) Date company informed:

15 March 2004

15) Total holding following this notification:

12,103,386

16) Total percentage holding of issued class following this notification

1.0302%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 16 March 2004

END

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	18:14 15 Mar 2004
Number	2004031500

Standard Chartered PLC

Rate Fix Notice

Issue Name:	Standard Chartered PLC - SERIES 1 USD 400,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	GB0008387283
Interest Rate:	1.1875%
1 Month USD	1.0625%
4 Month USD	1.1250%
6 Month USD	1.1250%
Margin	0.125%
Interest Period:	17th March 2004 to 19th April 2004
Calculation Basis:	Actual/360
Days in Period:	33
Interest Payment Date:	16th July 2004
Rate per USD 10,000	USD 10.89
Rate per USD 100,000	USD 108.85

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FILE NO. 82-5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:11 15 Mar 2004
Number	5273W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

1,055,710

8) Percentage of issued class:

0.0898%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

927.7909p

13) Date of transaction:

12 March 2004

14) Date company informed:

12 March 2004

15) Total holding following this notification:

10,708,460

16) Total percentage holding of issued class following this notification

0.9114%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 15 March 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	10:57 12 Mar 2004
Number	4689W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) A/C Standard Chartered 1995 ESOP Trust

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust (the "Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Option Schemes, the Standard Chartered 1997 Restricted Share Option Scheme and the Standard Chartered 2001 Performance Share Plan.

7) Number of shares/amount of stock acquired:

1,000,000

8) Percentage of issued class:

0.0851%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

928.15p

13) Date of transaction:

11 March 2004

14) Date company informed:

11 March 2004

15) Total holding following this notification:

9,708,595

16) Total percentage holding of issued class following this notification

0.8263%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 12 March 2004

END

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FILE NO. 82-5188

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director's Details
Released	12:24 10 Mar 2004
Number	3628W

Director's Details

Further to Standard Chartered's announcement on 8 March 2004 that Mr Jamie Dundas has been appointed to the Board as a Non Executive Director effective 15 March 2004, the Company confirms that there are no details to be disclosed under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

Sharon O'Donovan
Assistant Secretary

10 March 2004

END

Company website

FILE NO. 82-5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:07 8 Mar 2004
Number	2407W

DIRECTORATE CHANGES

The Board of Directors of Standard Chartered PLC announced today that:

Lord Stewartby who is Deputy Chairman, the Senior Independent Director and Chairman of Audit & Risk Committee, will retire from the Board after 14 years of distinguished service, at the conclusion of the Annual General Meeting on 11 May 2004.

Bryan Sanderson, Chairman of Standard Chartered PLC, said: "Ian has over many years made a significant contribution to the Group, for which we are very grateful".

Hugh Norton will assume the role of the Senior Independent Director and Rudy Markham will be appointed Chairman of Audit & Risk Committee with effect from 11 May 2004.

Mr Jamie Dundas has been appointed as a Non-Executive Director of Standard Chartered PLC with effect from 15 March 2004.

Mr Dundas was formerly Chief Executive of the UK property company MEPC. Prior to that Mr Dundas was Finance Director for the Airport Authority Hong Kong. He began his career as an investment banker with Morgan Grenfell, where he became Deputy Head of Banking. Mr Dundas is currently a Non-Executive Director at J Sainsbury plc and Chairman of Macmillan Cancer Relief, the UK's largest cancer care charity. Mr Dundas read law at Oxford University and subsequently qualified as a barrister. He is married with three children and lives in the UK.

"I am extremely pleased that Jamie will be joining the Board. Jamie has an outstanding record in a number of areas that are highly relevant to Standard Chartered, including high level experience in Hong Kong, our largest market, and a strong background in banking", said Mr Sanderson.

For further information please contact:

Paul Marriage	Head of Media Relations	+44 (0)20 7280 7163
Caoimhe Buckley	Media Relations Manager	+44 (0)20 7280 6170

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

END

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:01 5 Mar 2004
Number	2196W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
PETER SANDS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

)) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 96,205 ORDINARY SHARES OF USD0.50 EACH

ii) 48,102 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
721,241

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

:5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:55 5 Mar 2004
Number	2188W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
BRYAN SANDERSON

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 20,844 ORDINARY SHARES OF USD0.50 EACH

ii) 32,068 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
216,999

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:53 5 Mar 2004
Number	2185W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
KAIKHUSHRU NARGOLWALA

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

)) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 85,515 ORDINARY SHARES OF USD0.50 EACH

ii) 42,757 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
957,203

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:50 5 Mar 2004
Number	2178W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
RICHARD MEDDINGS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

D) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 65,473 ORDINARY SHARES OF USD0.50 EACH

ii) 37,413 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
424,991

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:44 5 Mar 2004
Number	2169W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
CHRISTOPHER KELJIK

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

)) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 74,826 ORDINARY SHARES OF USD0.50 EACH

ii) 42,757 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
881,408

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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Company Standard Chartered PLC
TIDM STAN
Headline Director Shareholding
Released 15:41 5 Mar 2004
Number 2164W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
MICHAEL DENOMA

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 85,515 ORDINARY SHARES OF USD0.50 EACH

ii) 42,757 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
856,240

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

:5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:37 5 Mar 2004
Number	2158W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
MERVYN DAVIES

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN 2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
N/A

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN 2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:

N/A

2) Price per share:
N/A

3) Date of transaction:
N/A

4) Date company informed:
N/A

5) Total holding following this notification:
N/A

6) Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
4 MARCH 2004

8) Period during which or date on which exercisable:
THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

9) Total amount paid (if any) for grant of the option:
NIL

0) Description of shares or debentures involved: class, number:
i) 138,963 ORDINARY SHARES OF USD0.50 EACH

ii) 69,481 ORDINARY SHARES OF USD0.50 EACH

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
i) 935.5p

ii) NIL

2) Total number of shares or debentures over which options held following this notification:
1,627,164

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
TERRY SKIPPEN

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 MARCH 2004

END

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FILE NO 82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Doc re. Report and Accounts
Released	15:40 3 Mar 2004
Number	1020W

Copies of the Standard Chartered PLC Report and Accounts 2003 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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FILE NO. 82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:47 2 Mar 2004
Number	0546W

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 2 March 2004 that Cater Allen International Limited no longer has a notifiable interest in the issued share capital of the Company.

If you require further information please contact Sharon O'Donovan, Assistant Secretary, on 020 7280 7110.

....
J Bamford
Deputy Group Secretary
2 March 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	12:31 2 Mar 2004
Number	0263W

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **CATER ALLEN INTERNATIONAL LIMITED**	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **THE SHAREHOLDER NAMED IN 2**		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **AS IN 2 ABOVE**	
5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8. Percentage of Issued class **N/A**

9. Class of security **ORDINARY SHARES OF US$0.50 EACH**	10. Date of transaction **26 FEBRUARY 2004**	11. Date company informed **1 MARCH 2004**
12. Total holding following this notification **48,743,154**	13. Total percentage holding of issued class following this notification **4.15%**	

14. Any additional information **N/A**	15. Name of contact and telephone number for queries **SHARON O'DONOVAN ASSISTANT SECRETARY 020 7280 7110**
16. Name and signature of authorised company official responsible for making this notification ……………………………… **JULIE BAMFORD DEPUTY SECRETARY 020 7280 7024** Date of notification: **2 MARCH 2004**	

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:51 1 Mar 2004
Number	9663V

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Bedell Cristin Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 2004 Employee Benefit Trust ("the Trust") to be used to satisfy exercises of awards made under the Standard Chartered 2004 Deferred Bonus Plan.

7) Number of shares/amount of stock acquired:

178,927

8) Percentage of issued class:

0.01523%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

944.5p

13) Date of transaction:

27 February 2004

14) Date company informed:

27 February 2004

15) Total holding following this notification:

178,927

16) Total percentage holding of issued class following this notification

0.01523%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 1 March 2004

END

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FILE NO. 82-5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	15:11 9 Feb 2004
Number	1819V

PRESS RELEASE - MR DAVID MOIR AND SIR RALPH ROBINS

The Board of Directors of Standard Chartered PLC announced today the retirement of two Non-Executive Directors, Mr David Moir and Sir Ralph Robins from the Board with effect from the Annual General Meeting on 11 May 2004.

Mr Moir has agreed to remain Chairman and Director of Standard Chartered Nakornthon Bank in Thailand and Deputy Chairman and Director of Standard Chartered Bank Malaysia Berhad. The Board appreciates the significant contribution made by Mr Moir to the Standard Chartered Group throughout 46 years of distinguished service, culminating in over 11 years on the Board.

The Board is grateful to Sir Ralph for the significant and valuable guidance and support he has given during his 15 years on the Board and Board Committees. The Board wish Sir Ralph a long and contented retirement.

END

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	17:46 19 Jan 2004
Number	2004011900

Standard Chartered Bank

RE: STANDARD CHARTERED BANK
USD 325,000,000.00
MATURING: 20-Oct-2010
ISSUE DATE: 20-Oct-2000
ISIN: XS0119162955

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 21-Jan-2004 TO 21-Apr-2004 HAS BEEN FIXED AT 2.020000 PCT.

INTEREST PAYABLE VALUE 21-Apr-2004 WILL AMOUNT TO
USD 51.06 PER USD 10,000.00 DENOMINATION.
USD 510.61 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	10:52 15 Jan 2004
Number	2004011500

Standard Chartered PLC

RATE FIX NOTICE:

Issue:	Standard Chartered PLC - SERIES 4 USD 200,000,000 undated Primary Capital Floating Rate Note
ISIN Code:	XS0010276466
Interest Rate:	1.3375%
6 Month USD	1.1875%
Margin	0.15%
Interest Period:	16 January 2004 to 16 July 2004
Calculation Basis	Actual/360
Days in Period:	182
Interest Payment Date:	16th July 2004
Rate per USD 10,000	USD 67.62
Rate per USD 100,000	USD 676.18

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FILE NO. 82-5188

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	10:43 15 Jan 2004
Number	2004011500

Standard Chartered PLC

RATE FIX NOTICE:

Issue:	Standard Chartered PLC - SERIES 1 USD 400,000,000 undated Primary Capital Floating Rate Note
ISIN Code:	GB0008387283
Interest Rate:	1.25%
1 Month USD	1.125%
6 Month USD	1.1875%
Margin	0.125%
Interest Period:	16 January 2004 to 17 February 2004
Calculation Basis	Actual/360
Days in Period:	32
Interest Payment Date:	16th July 2004
Rate per USD 10,000	USD 11.11
Rate per USD 100,000	USD 111.11

Company website

Company	Standard Chartered PLC
TIDM	STAN
Headline	Incorporation in Hong Kong
Released	08:25 15 Jan 2004
Number	2630U

FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLANS TO INCORPORATE ITS HONG KONG BUSINESS

Standard Chartered PLC (the Group) today announces its intention to seek all necessary approvals to incorporate its business in Hong Kong under a wholly-owned subsidiary company.

The incorporation plan underpins the Group's strategy for Greater China. It gives the Group an opportunity to further capitalise on the business opportunities created as a result of the closer economic integration between Hong Kong and mainland China.

"This is a signal of our confidence in Hong Kong and China," said Bryan Sanderson, Standard Chartered's Chairman. "Hong Kong is our largest market and Greater China is at the heart of our growth strategy."

Standard Chartered has been committed to Hong Kong and China for nearly 150 years. Standard Chartered Bank opened its first branch in China in 1858 and is the oldest foreign bank in the country. The Bank has operated in Hong Kong since 1859 and has been issuing Hong Kong banknotes since 1862. Standard Chartered PLC listed on the Stock Exchange of Hong Kong in 2002.

For further information contact:

Paul Marriage	Head of Media Relations	Tel: +44-20-7280-7163
Caoimhe Buckley	Media Relations Manager	Tel: +44-20-7280-6170
Lavina Chan	Senior Corporate Affairs Manager HK, China & NE Asia	Tel: +852-2820-3075
Gabriel Kwan	Corporate Affairs Manager HK, China & NE Asia	Tel: +852-2820-3036

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the

Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is one of the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

END

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:05 14 Jan 2004
Number	2004011300

Standard Chartered Bank

RE: STANDARD CHARTERED BANK
USD 25,000,000.00
MATURING: 15-Jly-2009
ISSUE DATE: 26-May-1999
ISIN: XS0097907561

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15-Jan-2004 TO 15-Apr-2004 HAS BEEN FIXED AT 2.120000 PCT.

INTEREST PAYABLE VALUE 15-Apr-2004 WILL AMOUNT TO USD 535.89 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

FILE NO - 82,5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Disposal
Released	11:30 8 Jan 2004
Number	9976T

STANDARD CHARTERED DISPOSAL OF STAKE

8 January 2004

Standard Chartered today sold its 0.4% shareholding (45.4 million shares) in Bank of China's subsidiary, BOC Hong Kong (Holdings) Limited (BOC HK). The shares were acquired at the time of BOC HK's initial listing on the Stock Exchange of Hong Kong in July 2002 at a price of HK$ 8.50 per share. The shares were placed today by Cazenove Asia to institutional clients at HK$ 14.75 per share.

Peter Wong Tung Shun, a Director of Standard Chartered Bank (the Group's principal operating company) and CEO of its Hong Kong and China business said: "Standard Chartered was delighted to support the IPO of BOC HK and continues to enjoy a close relationship with Bank of China both in Hong Kong and China. We will continue to work with the Management of the BOC Group to develop areas of mutual benefit."

Mr Wong added: "Standard Chartered intends to use the proceeds to further its organic growth, particularly in China".

www.standardchartered.com

For further information please contact:

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

Bethy Tam Head of Corporate Affairs, Hong Kong +852 282 03812

Caoimhe Buckley Media Relations Manager +44 (0)20 7280 6170

Lavina Chan Senior Corporate Affairs Manager, Hong Kong +852 2820-3075

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

END

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	14:38 7 Jan 2004
Number	9601T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

THE BANK OF NEW YORK EUROPE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND TAX CREDIT IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

0.000000511%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH

12) Price per share:

922p

13) Date of transaction:

23 DECEMBER 2003

14) Date company informed:

7 JANUARY 2004

15) Total holding following this notification:

14,947

16) Total percentage holding of issued class following this notification

0.0012735%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SARAH WILLIAMS – 020 7280 6123

25) Name and signature of authorised company official responsible for making this notification:

JULIE BAMFORD

Date of Notification: .... 7 JANUARY 2004

END

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FILE NO. 82-5188

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	18:25 18 Dec 2003
Number	2003121800

Standard Chartered PLC

RATE FIX NOTICE

Issue:	Standard Chartered PLC - SERIES 1 USD 400,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	GB0008387283
Interest Rate:	1.25%
2 Week USD	1.125%
1 Month USD	1.125%
6 Month USD	1.25%
Margin	0.125%
Interest Period:	22nd December 2003 to 16 January 2004
Calculation Basis	Actual/360
Days in Period:	25
Interest Payment Date:	16th January 2004
Rate per USD 10,000	USD 8.68
Rate per USD 100,000	USD 86.81

Company website